LEONARD, STREET AND DEINARD PROFESSIONAL ASSOCIATION
SUITE 2300
150 SOUTH FIFTH STREET
MINNEAPOLIS MN 55402

Stephen M. Quinlivan
(612) 335-7076
stephen.quinlivan@leonard.com

March 31, 2010

Securities and Exchange Commission
450 Fifth Street Northwest
Washington D.C. 20549
Attention:  Mr. Tom Kluck
     Mr. Duc Dang

Re: Form S-11

Gentlemen:

Filed herewith is Amendment No. 1 to Form S-11 Registration Statement for Two Harbors Investment Corp. (No. 333-163034).

In its comment letter dated December 4, 2009, on the referenced registration statement, the staff made the following comment:

1.           Please update your financial statements in accordance with Rule 3-12 of Regulation S-X.

Issuer response:  The financial statements have been updated.

Do not hesitate to contact the undersigned at (612) 335-7076 or Jill Radloff at (612) 335-7119 should you have any questions.

Very truly yours,

LEONARD, STREET AND DEINARD
PROFESSIONAL ASSOCIATION

/s/ Stephen M. Quinlivan
     Stephen M. Quinlivan